Exhibit (a) (5) (ii)
CONTACT: JOSEPH MACNOW
(201) 587-1000

210 Route 4 East
Paramus, NJ, 07652
FOR IMMEDIATE RELEASE — December 2, 2009
Vornado Realty Trust Announces Completion of Cash Tender Offers
For Its 3.625% Convertible Senior Debentures and
Its 2.85% Convertible Senior Debentures
     PARAMUS, NEW JERSEY — Vornado Realty Trust (NYSE: VNO) (“Vornado”) today announced that it has completed its previously announced cash tender offers for any and all of its 3.625% Convertible Senior Debentures (CUSIP No. 929043AE7) (the “3.625% Debentures”) and its 2.85% Convertible Senior Debentures (CUSIP No. 929042AC3) (the “2.85% Debentures” and together with the 3.625% Debentures, the “Securities”), each of which is guaranteed by Vornado Realty L.P. (the “Operating Partnership”), the operating partnership through which Vornado conducts its business and holds substantially all of its assets.
     The tender offers for the Securities expired at 12:00 midnight, New York City time, on December 1, 2009. Pursuant to the terms of the tender offers, Vornado purchased an aggregate of $449,672,000 principal amount of the 3.625% Debentures (representing approximately 51% of the 3.625% Debentures outstanding prior to the tender offer) and $1,103,459,000 principal amount of the 2.85% Debentures (representing approximately 98% of the 2.85% Debentures outstanding prior to the tender offer). The Securities purchased have been retired, thereby leaving $437,297,000 in aggregate principal amount of the 3.625% Debentures outstanding and $22,479,000 in aggregate principal amount of the 2.85% Debentures outstanding.
     In accordance with the terms of the tender offers, the consideration paid for the Securities was $1,000 per $1,000 in principal amount of such Securities, plus accrued and unpaid interest to, but not including, December 2, 2009, the settlement date for the tender offers. The aggregate consideration paid for the Securities purchased, exclusive of accrued interest, was approximately $1.553 billion. Vornado paid for all of the Securities purchased pursuant to the tender offers with available cash received from the Operating Partnership.
     BofA Merrill Lynch and Goldman, Sachs & Co. acted as the Dealer Managers for the tender offers and Global Bondholder Services Corporation acted as the information agent for the tender offers.
     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell, or to solicit any consents related to, the Securities. The offers to purchase Securities were only made pursuant to the Offer to Purchase and related letter of transmittal that Vornado has filed with the SEC and mailed to holders of Securities. Holders of Securities should read those materials carefully because they contain important information, including the various terms of, and conditions to, the tender offers.
     Vornado Realty Trust is a fully integrated equity real estate investment trust.
     Certain statements contained herein may constitute “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Vornado to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the timing of and costs associated with property improvements, financing commitments, general competitive factors and the risk factors discussed in documents filed by Vornado from time to time with the SEC, including the Vornado’s Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q.
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